April 26, 2006


     Mail Stop 4561
     John J. Davis
Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083-0007

      Re:	Center Bancorp, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 2-81353

Dear Mr. Davis:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13.1

Management`s Discussion & Analysis

Allowance for Loan Losses and Related Provision, page 28

1. We note your allowance for loan losses increased approximately
$1.2 million during 2005 due to addition of Red Oak Bank`s allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.




      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief
John J. Davis
Center Bancorp, Inc.
April 26, 2006
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